November 17, 2021

VIA EDGAR
Mr. Brad Skinner
Ms. Diane Fritz
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Phillips 66
Form 10-K for the Year Ended December 31, 2020 (“2020 Form 10-K”)
Response dated October 15, 2021
File No. 001-35349

Dear Mr. Skinner and Ms. Fritz,

Set forth below is the response of Phillips 66 (the “Company”, “we”, “us”, or “our”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2021, with respect to the Company’s 2020 Form 10-K, and our response dated October 15, 2021, to your comment letter dated September 22, 2021. For ease of reference, we have repeated the Staff’s comments below and numbered our responses to correspond with the Staff’s comments.

1.Your response to prior comment 4 states, in part, that you have not experienced material weather-related impacts on the availability the insurance coverage you have historically maintained. Please provide us with additional support for this statement.

Historically, the most significant weather-related events for our business have been named windstorms, primarily hurricanes. Our named windstorm coverage is obtained through a mutual insurance company in which the insureds are shareholders. Our insurance coverage through the mutual insurer has not changed since we became a publicly traded company in 2012. We do not purchase incremental named windstorm coverage in the commercial market; therefore, our property damage coverage has not been materially impacted by these weather-related events. The risk to our business from not having incremental named windstorm insurance coverage is covered in the Risk Factors section of our 2020 Form 10-K where we disclose that we do not insure against all potential losses and only maintain insurance coverage in amounts we believe to be prudent against many, but not all, potential liabilities.

Securities and Exchange Commission
November 17, 2021

2.We note from your response to prior comment 6 that your compliance with climate-related laws and regulations can increase your exposure to litigation. Please tell us how you considered providing disclosure addressing the risks associated with the possibility of climate change related litigation, including litigation not solely related to compliance with climate-related laws and regulations, and its potential impact.

In considering disclosures of the risk of climate-related litigation, we considered the merits of litigation that has already been brought and the likelihood of additional litigation that could reasonably be expected to have a material adverse effect on the Company. Given the expectation of continued legal, political and shareholder pressure on companies, including us, relating to climate-related matters, we intend to include the following additional Risk Factor under the subheading “Regulatory and Environmental, Climate and Weather Risks” in our future filings:

Continuing political and social concerns about the issues of climate change may result in changes to our business and significant expenditures, including litigation-related expenses.

Increasing attention to global climate change has resulted in increased investor attention and an increased risk of public and private litigation, which could increase our costs or otherwise adversely affect our business. For example, shareholder activism has recently been increasing in our industry, and shareholders may attempt to effect changes to our business or governance, whether by shareholder proposals, public campaigns, proxy solicitations or otherwise. Additionally, cities, counties, and other governmental entities in several states in the U.S. began filing lawsuits against energy companies in 2017, including Phillips 66. The lawsuits seek damages allegedly associated with climate change, and the plaintiffs are seeking unspecified damages and abatement under various tort theories. Similar lawsuits may be filed in other jurisdictions. We believe these lawsuits are an inappropriate vehicle to address the challenges associated with climate change and will vigorously defend against them for lacking factual and legal merit. The ultimate outcome and impact to us of any such litigation cannot be predicted with certainty, and we could incur substantial legal costs associated with defending these and similar lawsuits in the future. Additionally, any of these risks could result in unexpected costs, negative sentiments about our company, disruptions in our operations, increases to our operating expenses and reduced demand for our products, which in turn could have an adverse effect on our business, financial condition and results of operations.

If you have any additional questions or comments, please contact the undersigned.

Very Truly Yours,

PHILLIPS 66
By:	/s/ J. Scott Pruitt
J. Scott Pruitt
Vice President and Controller

Cc:    William R. Strait, Ernst & Young, LLP